UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 9, 2005

Metal Storm Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Level 34, Central Plaza One, 345 Queen Street BRISBANE QLD 4000
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

CEO’s Update

Arlington VA – September 8, 2005 – Metal Storm Limited (NASDAQ Small Cap ticker symbol MTSX, ASX trading code: MST) Metal Storm Limited today released the following statement which will be published in the “CEO Corner” section of the company website.  The company website address is: www.metalstorm.com

David A. Smith - CEO Metal Storm

Metal Storm has achieved much since my last update to shareholders. Over the past few weeks, we have made four significant market announcements which demonstrate the progress we are making against the strategy outlined in our recent Annual Report .

• On 21 July, we announced a contract with Boeing to determine capability specifications for a weapon system to meet unique user requirements. This was a small contract but represents a very important starting point for what we hope will be a long-term and profitable association with Boeing. I am pleased to report that we have completed the work required under this contract and are awaiting the outcome of the project evaluation.

• On 18 August, we announced that the US Department of Energy (DOE) intended to solicit and negotiate a contract with Metal Storm for research and development of a short range neutralization protection system using our 40mm weapons technology. The company is focused on winning this contract as a working relationship with DOE would take us firmly into the US homeland security
We expect to have more news on this in the next few weeks.

• On 31 August, we announced the successful test firing demonstration in
Australia of the Advanced Individual Combat Weapon (AICW) in conjunction with the Australian Defence Science & Technology Organisation (DSTO). This
weapon combined a Metal Storm 40mm grenade launcher with a standard 5.56mm assault rifle to demonstrate the capability of a fully integrated dual purpose weapon. Since the demonstration, we have been in discussions with a number of potential industry partners about taking the AICW concept forward as a commercial project. Watch this space.

• On 2 September, we announced Metal Storm had been selected by the US Army for a Phase II SBIR award of US$730,000, subject to contract negotiations. This is about developing and testing Metal Storm designed ‘less than lethal’
munitions for crowd control applications. If contract negotiations are successful, the Phase II SBIR will be major step forward for the company as it puts us closer to our main goal of producing certified product for commercial sale.

We have also been busy in other areas with work progressing well on for test firing of our High Explosive (HE) munitions designs later this year.
All component piece-parts for our demonstration HE rounds have already been tested and are ready for integration and validation. We are working on the schedule for our first full-up test firings and expect to accomplish those initial tests within the next few months.

We have also made good progress in establishing cooperative development and commercial relationships with several munitions contractors. These arrangements are critically important in ensuring we have several lines of munitions developed and certified for use in our weapon systems as well as establishing manufacturing capability to service our target markets.

The company’s half yearly financial results will be published next week following completion of the half year review.

Finally, it is pleasing to note the market is responding to our progress with a steady improvement in the share price since June.

David Smith
CEO

 Investor Contact: Media Contact:
 David Smith         Gregory Pettit
 Metal Storm Limited Hill & Knowlton
 TEL: 703 248 8218 TEL: 212 1885 0300
 dsmith@metalstorm.com gpettit@hillandknowlton.com

www.metalstorm.com

About Metal Storm
Metal Storm Limited is a defense technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked round”
technology. The company is headquartered in Brisbane, Australia and in the US, with an office in Washington DC.  The company has invented a ballistics technology that has no known conventional equivalent.  Metal Storm working with government agencies and departments, as well as industry, to develop a variety of systems utilizing the Metal Storm non-mechanical, electronically fired stacked ammunition system.

Safe Harbor
Certain statements made herein that use the words “estimate”, “project”,
“intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities
Litigation Reform Act of 1995.  These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel.  For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited

Date: September 9, 2005	By:	James D MacDonald
	Name:	James D MacDonald
	Title:	Company Secretary